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                                                                       Exhibit 1
                     [HAVAS ADVERTISING LOGO APPEARS HERE]

Press Release                                           Paris, November 15 2001

           HAVAS ADVERTISING FINALIZES ITS STRATEGIC REORGANIZATION STRENGTHENING OF ITS 3 MAJOR BRANDS: EURO RSCG WORLDWIDE,
                       ARNOLD WORLDWIDE PARTNERS AND MPG

Havas Advertising (Euronext Paris SA: HAV.PA; Nasdaq: HADV) today announces the outlines of its strategic reorganization.

The aim of this reorganization is to enable Havas Advertising to better resist the recession, by refocusing its activities around its three major brands: Euro RSCG Worldwide, Arnold Worldwide Partners and MPG.

By creating greater synergies and cross-fertilization, Havas Advertising wants to relaunch its growth as from 2002.

91% of the Diversified Agencies Group's revenues will serve directly or indirectly the clients of Euro RSCG Worldwide, Arnold Worldwide Partners or MPG.

  - 55% of the Diversified Agencies Group's revenues will be directly integrated into the three divisions of Havas Advertising.

  - 36% of the Diversified Agencies Group's revenues will serve indirectly the three main divisions. The Group has decided to develop and foster specialized and independent agencies in three dynamic and highly profitable sectors: Public Relations, Marketing Support and Human Resources Communications.

The Group will decide the future development of the remaining 9% of Diversified Agencies by the end of 2002.

1. Migration to the three major brands (Euro RSCG Worldwide, Arnold Worldwide Partners and MPG):

  - Joining Arnold Worldwide Partners to create a more powerful network of integrated communications:

    In Marketing Services: Brann (world leader in Direct Marketing), ehsrealtime
    ----------------------
    (Direct Marketing and New Media, UK), Steam (Sales Promotion, UK), Conran Design (UK), AMX (New Media, UK).

    In Corporate Communications: Magnet (Public Relations, USA), W Group
    ----------------------------
    (Corporate and Financial Communications / Design, France).

    In Traditional Advertising: Le Nouvel Eldorado (France).
    ---------------------------
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    - Joining Euro RSCG Worldwide, which already has a strong worldwide network of integrated communications:

    Pulp (Design, France), Connectworld (Interactive Marketing, France) joining Circle.com, and Noonan Russo (Public Relations and Financial Communications, Biotech PR, USA).

  - Joining MPG directly:

    Havas Advertising Sports, a European sports marketing and media expertise company, together with the media branch of All Response Media (UK), which, although already linked to ehsrealtime, will co-operate closely with Media Contacts.

2. At the same time, Havas Advertising will develop certain specialized independent agencies recognized as dynamic and highly profitable, in three sectors: Public Relations, Marketing Support and Human Resources Communications. These agencies will also serve indirectly the customers of Euro RSCG Worldwide, Arnold Worldwide Partners and MPG.

   The breakdown is as follows:

   - Public Relations (Financial, Corporate, Public Affairs, Product), including the AMO network (USA, UK, France), Hudson Sandler (UK) and Grayling Group (UK, France, Singapore, Ireland, USA and Belgium).

   - Marketing Support agencies, involved in operating activities. This sector includes Skybridge (Field Marketing, UK), Contact (Call Center, UK), Ellert (Field Marketing, UK), DCI (Print, USA), MSF (Merchandising, UK), Fotorama (Sales Promotion, UK), NRS (Field Marketing, USA).

   - Human Resources Communications, which features Reilly (UK), Heist (UK), EMDS (Europe), The Link (France), Euro RSCG Futurs (France) and GBJ (France) for a part of its activity.

   These three sectors will report directly to Havas Advertising. Alain Cayzac, Executive Vice-President and member of the Executive Committee, takes over responsibility for all the above companies in the strategic reorganization role entrusted to him by Alain de Pouzilhac, Chairman and CEO of Havas Advertising.

3. This strategic reorganization means that just 9% of Diversified Agencies Group's revenues remain without a specific attachment.

   Havas Advertising will decide on the future development of these agencies by the end of 2002. A first decision has already been taken concerning the French agency "Australie" in which the Group is divesting its majority share.
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Commenting these organizational changes, Alain de Pouzilhac stated:

"I am very satisfied with the efficiency and speed with which this reorganization has been carried out. Its implementation has been fairly straightforward because the agencies have come together through a sense of affinity, culture, and strategic fit, a willingness to develop their growth potential and common vision. I would like to thank all the men and women involved in this process for the way in which they have implemented this new structure. I am confident that this reorganization will enable Havas Advertising to rebound as from 2002, by developing both its organic growth and its profitability, with a mid-term objective of 15% EBIT/revenue margin."

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001). Based in Paris, Havas Advertising has three operating divisions
- Euro RSCG Worldwide, headquartered in New York, Media Planning Group in Barcelona, and Arnold Worldwide Partners, headquartered in Boston, Massachusetts.

Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Forward-Looking information

This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

Contacts:                         Simon Gillham
                                   Tel. +33 (0) 1 41 34 39 73
                                  simon.gillham@havas-advertising.fr

                                  Catherine Francois
                                   Tel. +33 (0)1 41 34 31 22
                                  catherine.francois@havas-advertising.fr